FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on June 9, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the closure of Panasonic AVC Networks Germany GmbH.

2.	News release issued on June 16, 2006, by the registrant, announcing the repurchase of a portion of its own shares.

3.	Notice of resolutions adopted at the 99th ordinary general meeting of shareholders held on June 28, 2006 (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: July 3, 2006

June 9, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Akihiro Takei (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe) (Tel: +44-20-8899-2217)	(Tel: +44-20-7562-4400)

Matsushita to Close Panasonic AVC Networks Germany GmbH

Osaka, Japan, June 9, 2006 — Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC), best known for its Panasonic brand, announced plans to discontinue operations at its subsidiary Panasonic AVC Networks Germany GmbH (PAVCG) at the end of March 2007, after which it will begin closing/liquidation procedures.

PAVCG, mainly responsible for the manufacture and product development for the European DVD recorder market, currently faces ever-intensifying global competition and severe price declines. Under these circumstances, Matsushita decided this closing as part of the company’s global restructuring initiatives in the DVD recorder business. Accordingly, future product development of DVD recorders for the European market will be shifted to Japan. Matsushita will continue production for the European DVD recorder market at Panasonic AVC Networks Slovakia s.r.o. (PAVCSK), its consolidated subsidiary and a manufacturing subcontractor of PAVCG.

- more -

[Reference]

Panasonic AVC Networks Germany GmbH Overview

(As of March 31, 2006)

Company name	Panasonic AVC Networks Germany GmbH

Representative	Hidenobu Kakihara, President

Principal office	Hesebergweg 49, 31228 Peine, F.R. Germany

Date of incorporation	December 22, 1982

Principal lines of business	Development of DVD recorders

Share capital	23,008 thousand Euro

Financial closing date	March 31

Number of employees	151

Total assets	101,840 thousand Euro

Shareholders (% ownership)	Panasonic Europe Co., Ltd. 75%, MEI 25%

Principal customers	Sales companies of Matsushita in Europe

Financial Results (for the most recent three fiscal years)

(Thousands of euros)

Fiscal year ended:	March 2004	March 2005	March 2006
Sales *	226,259	213,520	219,795
Income (loss) before taxes *	1,894	1,208	3,500
Net income (loss) *	1,481	-3,527	579

(Note) * Amounts less than 1,000 Euros have been omitted.

This matter will have no material effect on Matsushita’s consolidated or parent-alone financial position or performance.

# # #

June 16, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, June 16, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code, which applies pursuant to Article 81 of “the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law.”

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between May 19, 2006 and June 16, 2006

3. Aggregate number of shares repurchased: 12,424,000 shares

4. Aggregate repurchase amount: 29,998,365,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2006:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2006 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 16,065,000 shares

•	Aggregate repurchase amount: 39,996,375,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2006:

•	Total number of shares issued (excluding treasury stock): 2,209,531,991 shares

•	Treasury stock: 243,521,506 shares

# # #

(TRANSLATION)

June 28, 2006

Matsushita Electric Industrial Co., Ltd.

Dear Shareholders:

Notice of Resolutions adopted at

the 99th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 99th Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report, balance sheet and statement of income on a consolidated and a parent company alone basis with respect to the 99th fiscal period from April 1, 2005 to March 31, 2006

Reports were duly made regarding the subject matter.

2.	Reports of Accounting Auditors and Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

3.	Report on the Company’s own share repurchases made upon resolution of the Board of Directors as authorized by the Company’s Articles of Incorporation

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 99th fiscal period:

The above bill was approved and passed as proposed, whereby a cash distribution will be made at the rate of 10 yen per share of common stock.

Bill No. 2:

To make partial amendments to the Company’s Articles of Incorporation:

The above bill was approved and passed as proposed, whereby the following amendments to the Articles of Incorporation of the Company have been made:

1)	In connection with the enforcement of the Company Law of Japan and relevant laws and ordinances, the Company proposed the following amendments:

(i)	The Company’s Articles of Incorporation clearly states that the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors; that the Company shall issue share certificates representing its issued shares; and that the Company shall appoint a transfer agent.

(ii)	The Company can provide, via the Internet, shareholders with necessary information that should be described or indicated in the documents attached to the notices of general meetings of shareholders such as reference documents for the meetings.

(iii)	The Board of Directors of the Company can adopt its resolutions in writing or via electronic means without meetings.

(iv)	As with outside Directors, the Company can enter into agreements with outside Corporate Auditors, which limit the liabilities of the outside Corporate Auditors.

(v)	The Company can determine, by a resolution of the Board of Directors, distribution surplus.

(vi)	Amendments to the wording of the Articles of Incorporation can be made such as changing terminology and expressions to reflect the Company Law.

2)	Amendments to the numbering of articles or revisions to wording in connection with the additions or deletions of articles, and overall modifications to article numbering and phrasing

Bill No. 3:

To elect 17 directors:

Messrs. Masayuki Matsushita, Kunio Nakamura, Takami Sano, Susumu Koike, Tetsuya Kawakami, Fumio Ohtsubo, Toshihiro Sakamoto, Takahiro Mori, Shinichi Fukushima, Ikuo Uno, Yoshifumi Nishikawa, Hidetsugu Otsuru, Mikio Ito, Ikusaburo Kashima and Masaharu Matsushita were re-elected as directors. Shunzo Ushimaru and Junji Esaka were newly elected as directors. They all accepted and assumed office.

Bill No. 4:

To elect 1 corporate auditor:

Mr. Hiroyuki Takahashi was newly elected as a corporate auditor. He accepted and assumed office.

Bill No. 5:

To approve the payment of retirement allowances to retiring directors for their meritorious sevice and final allowances related to the termination of the Company’s benefit system for retiring directors and corporate auditors:

The above bill was approved and passed as proposed, whereby retirement allowances will be granted to Messrs. Yoichi Morishita, Kazuo Toda, Yoshitaka Hayashi and Masaki Akiyama, who retired as directors, upon expiration of their terms, in respective amounts within a specified range according to the Company’s standards. In addition, the Company resolved to terminate the benefit system for retiring directors and corporate auditors and adopt a new annual remuneration system that reflects each individual’s contribution. As a result, final allowances will be granted to 15 directors and 4 auditors of the Company in office for services rendered thus far during their terms of office, in respective amounts within a specified range according to the Company’s standards. The decision as to the exact amounts to be granted and the time and method of payment is entrusted to the Company’s Board of Directors or Corporate Auditors upon their mutual consultation, respectively.

Yours very truly,

/s/ Fumio Ohtsubo
Fumio Ohtsubo
President and Director
Matsushita Electric Industrial Co., Ltd.